November 19, 2021

Securities and Exchange Commission

Attn: Ms. Jessica Ansart

Division of Corporate Finance

Washington DC 20549

Re: Plasma Innovative, Inc.

Registration Statement on Form S-1

Filed September 24, 2021

File No. 333-259772

Dear Ms. Ansart:

On behalf of our client, Plasma Innovative, Inc., a Nevada corporation (the “Company”), we are filing herewith an Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1 previously filed with the Securities and Exchange Commission (the “Commission”) (“Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of its letter dated November 17, 2021 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter (italicized) in their entirety.

Amendment No.1 to S-1 Filed November 9, 2021

Summary of Financial Information, page 4

1. Please remove the line item for Revenue as it has a zero balance.

Company Response: Please see revised Summary of Financial Information on page 4 of the Amendment.

Description of Business Employees, page 18

2. We note your response to our prior comment 9 and reissue the comment in part. While you now state on page 18 that you intend to hire an intern, you state that this is the only hire that management plans to make in the coming 3 to 12 months. We note, however, that you continue to state on page 19 that you intend to also hire a bookkeeper for your operations. Please revise your disclosure, as appropriate, to address these conflicting statements.

Company Response: Please see inserted text on Page 18 of the Amendment.

Page 2.

Plasma Innovative, Inc.

Securities and Exchange Commission

Statement of Stockholders' Equity, page F-4

3. Please revise the caption "Deficit Accumulated during the Development Stage" to be consistent with the caption on your balance sheet.

Company Response: Please see the revised text Statement of Stockholders' Equity on page F-4 of the Amendment.

If you have further comments regarding the Registration Statement, please so advise.

Sincerely yours,

Daniel H. Luciano